Exhibit 99.3

UNDERWRITING AGREEMENT

December 21, 2010

Cream Minerals Ltd.

1400-570 Granville St. Vancouver, BC  V6C 3P1

Attention:  Michael O’Connor, President and Chief Executive Officer

Dear Sirs:

The undersigned, PowerOne Capital Markets Limited (the “Underwriter”), understands that Cream Minerals Ltd. (the “Company”) proposes to issue and sell, on a bought deal private placement basis, 31,250,000 units (the “Units”) of the Company at a price of $0.16 per Unit (the “Unit Subscription Price”) for aggregate gross proceeds of $5,000,000. Each Unit shall consist of one common share (a “Unit Share”) of the Company and one transferrable common share purchase warrant (a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one additional common share (a “Warrant Share”) of the Company at a price of $0.24 per Warrant Share until the date (the “Expiry Date”) which is 24 months from the Closing Date (as defined herein), provided that, if after four months and one day following the Closing Date the common shares of the Company are traded on the TSX-V (as defined herein), or other stock exchange on which the common shares of the Company are traded, at a closing price in excess of $0.60 per share for 20 consecutive trading days (the “Acceleration Event”), the Warrants will expire on the earlier of the Expiry Date and 4:30 p.m. (Pacific time) on the date which is 30 calendar days after the Company provides written notice to the holders of the Warrants, in the manner provided in the form of certificate evidencing the Warrants, that the Acceleration Event has occurred.

Based upon and subject to the terms and conditions set out below, the Underwriter hereby agrees to purchase as principal at the Closing Time (as defined herein) from the Company the Offered Securities (as defined herein), and the Company hereby agrees to sell to the Underwriters all, but not less than all, of the Offered Securities at the Unit Subscription Price per Offered Security.

The Company has granted to the Underwriter an option (the “Underwriter’s Option”), exercisable at the sole discretion of the Underwriter at any time up to the third Business Day (as defined herein) prior to Closing (as defined herein), to purchase from the Company up to an aggregate of 6,250,000 additional Units (the “Additional Units”) at the Unit Subscription Price per Additional Unit. The Underwriter’s Option shall be exercisable in accordance with Section 7 of this Agreement. In the event and to the extent that the Underwriter exercises the Underwriter’s Option, subject to the terms and conditions hereof, the Underwriter hereby agrees to purchase from the Company the number of Additional Units set forth in the Underwriter’s Option Notice (as defined herein), and the Company hereby agrees to issue and sell such number of Additional Units to the Underwriter at the Unit Subscription Price per Additional Unit.

The offering of the Units and Additional Units, as applicable, is referred to herein as the “Offering” and the Units and Additional Units and the securities comprised therein are collectively referred to herein as the “Offered Securities”.

Notwithstanding anything to the contrary in this Agreement, the Underwriter is entitled to arrange for qualified substituted purchasers (the “Substituted Purchasers”) for the Offered Securities at the Unit Subscription Price per Offered Security, in which case, subject to the availability of exemptions from the prospectus and registration requirements of applicable Securities Laws (as defined herein) and the due completion of all required documentation and regulatory approvals, the Company will sell such number of Offered Securities to be purchased by such Substituted Purchasers directly to them and the Underwriter’s  obligation  to  purchase  the  Offered  Securities  shall  be  rateably  reduced.  For  greater certainty, to the extent that the Underwriter arranges for Substituted Purchasers to purchase the Offered Securities,  the  Underwriter  will  be  acting  as  the  Company’s  exclusive  agent  to  offer  the  Offered Securities and to the extent that Substituted Purchasers acquire any of the Offered Securities, the Underwriter shall not be deemed to have acquired (at any time) or have any obligation to acquire any of such Offered Securities.

In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Company shall pay to the Underwriter at the Closing Time the Commission (as defined herein) and deliver the Broker Warrants (as defined herein) in such amounts and with such terms as set out in Section 13 hereto. The obligation of the Company to pay the Commission and issue the Broker Warrants shall arise at the Closing Time and the Commission shall be fully earned by the Underwriter upon the completion of the Offering.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Acceleration Event” has the meaning ascribed to such term on the face page of  this Agreement; “Act” means the Business Corporations Act (British Columbia);

“Additional Units” has the meaning ascribed to such term on the face page of  this Agreement; “Affiliates” means the affiliates of the Underwriter;

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act (British Columbia) in effect on the date hereof;

“Aggregate Subscription Price” means the aggregate subscription proceeds from the sale and issue of the Offered Securities;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriter hereby;

“Broker Unit Shares” has the meaning ascribed to such term in Section 13 hereof; “Broker Unit Warrants” has the meaning ascribed to such term in Section 13 hereof; “Broker Unit Warrant Shares” has the meaning ascribed to such term in Section 13 hereof; “Broker Units” has the meaning ascribed to such term in Section 13 hereof;

“Broker Warrant Crtificates” means the certificates evidencing the Broker Warrants and containing the terms thereof;

“Broker Warrants” has the meaning ascribed to such term in Section 13 hereof;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Vancouver, British Columbia are not open for business;

“Closing” means the completion of the purchase and sale of the Offered Securities as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means the day on which the Closing shall occur, being December 21, 2010 or such other date as the Underwriter and the Company may determine;

“Closing Time” means 8:00 a.m. (Pacific time) on the Closing Date or such other time on the Closing

Date as the Company and the Underwriter may determine;

“Commission” has the meaning ascribed to such term in Section 13 hereof; “Common Shares” means the common shares in the capital of the Company; “Company” means Cream Minerals Ltd.;

“Cream Mexico” means Cream Minerals de México, S.A. de C.V., a wholly-owned subsidiary of the

Company;

“Debt  Instrument”  means  any  note,  loan,  bond,  debenture,  indenture,  promissory  note  or  other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its subsidiaries is a party or otherwise bound and which is material to the Company, on a consolidated basis;

“Engagement Letter” means the engagement letter dated December 8, 2010 between the Underwriter and the Company in respect of the Offering;

“Environmental Laws” has the meaning ascribed to such term in Subsection 4.1.3(f) hereof; “Environmental Permits” has the meaning ascribed to such term in Subsection 4.1.3(g) hereof; “Expiry Date” has the meaning ascribed to such term on the face page of this Agreement; “Financial Statements” has the meaning ascribed to such term in Subsection 4.1.1(t) hereof; “including” means including without limitation;

“Lang Loan” means the loan agreement between the Company and Frank Lang dated as of October 26,

2007;

“Leased Premises” means the premises which are material to the Company and its subsidiaries and which the Company and its subsidiaries occupies as a tenant;

“Material  Agreement”  means  any  material  contract,  commitment,  agreement  (written  or  oral), instrument, lease or other document (including option agreements), including licence agreements and agreements relating to intellectual property, to which the Company is a party or otherwise bound and which is material to the Company;

“Material Property” means the Nuevo Milenio Project;

“Nuevo Milenio Project” means the Nuevo Milenio project located in state of Nayarit, Mexico, and is comprised of the claims listed in Schedule “B”;

“NI  45-106”  means  National  Instrument  45-106  –  Prospectus  and  Registration  Exemptions  of  the

Canadian Securities Administrators;

“Offered Securities” has the meaning ascribed to such term on the face page of this Agreement; “Offering” has the meaning ascribed to such term on the face page of this Agreement;

“Person”  includes   any  individual  (whether   acting  as   an   executor,   trustee   administrator,   legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed under the Company’s SEDAR profile at www.sedar.com;

“Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire the Offered Securities by duly completing, executing and delivering the applicable Subscription Agreements and any other required documentation;

“Securities Laws” means all applicable securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms,  policy  statements,  notices,  orders,  blanket  rulings  and  other  regulatory  instruments  of  the Securities Regulators the Selling Jurisdictions and all rules and policies of the TSX-V;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means all of the provinces of Canada, and such other jurisdictions outside of

Canada as may be agreed to by the Underwriter and the Company;

“Subscription Agreements” means the subscription agreements for the Offered Securities, in the form agreed upon by the Underwriter and the Company pursuant to which Purchasers agree to subscribe for and purchase the Offered Securities pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto; and “Subscription Agreement” means any one of them, as the context requires;

“Substituted Purchasers” has the meaning ascribed to such term on the face page of this Agreement; “subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Act;

“Taxes” shall have the meaning ascribed in Subsection 4.1.1(ff) hereof;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Vancouver, British Columbia;

“TSX-V” means the TSX Venture Exchange; “Underwriter” means PowerOne Capital Markets Limited;

“Underwriter’s Option” has the meaning ascribed to such term on the face page of this Agreement; “Unit Shares” has the meaning ascribed to such term on the face page of this Agreement;

“Unit Subscription Price” has the meaning ascribed to such term on the face page of this Agreement;

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Units” has the meaning ascribed to such term on the face page of this Agreement;

“U.S. Person” means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act; “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” has the meaning ascribed to such term on the face page of this Agreement; “Warrant Certificate” means the definitive form of certificate representing the Warrants; and “Warrant Share” has the meaning ascribed to such term on the face page of this Agreement.

TERMS AND CONDITIONS

1.          (a)        Sale  on  Exempt  Basis.    The  Underwriter  shall  offer  for  sale  and  sell  the  Offered Securities pursuant to the Offering in the Selling Jurisdictions on a private placement basis in compliance with all applicable Securities Laws such that the offer and sale of the Offered Securities does not obligate the Company to file a prospectus, a registration statement or other offering document or deliver an offering memorandum or other offering document under applicable Securities Laws.

(b)        Filings. The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada, and the Underwriter undertakes to use its commercially reasonable best efforts to cause the Purchasers to complete any forms required by Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(c)        No Offering Memorandum. Neither the Company nor the Underwriter shall (i) provide to prospective purchasers of the Offered Securities any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising.

2.          (a)        Covenants.  The Company hereby covenants to the Underwriter and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, that the Company (including its successors and assigns if applicable) will:

(i)

use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in   each of the Provinces of British Columbia and Alberta until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange  in  Canada  or  cash,  or  holders  of  the  requisite  percentage  of  outstanding Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX-V;

(ii)

allow the Underwriter and its representatives the opportunity to conduct all due diligence which the Underwriter may reasonably require to be conducted prior to the Closing Date;

(iii)

duly execute and deliver, or cause to be executed and delivered, as applicable, this Agreement, the Subscription Agreements, the certificates representing the Unit Shares, the Warrant Certificates and the Broker Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(iv)

fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6;

(v)

ensure that the Unit Shares, upon issuance, shall be duly issued as fully paid and non- assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(vi)

ensure that the Warrants, upon issuance, shall be duly and validly created, authorized and issued  and  shall  have  the  attributes  corresponding  in  all  material  respects  to  the description thereof set forth in this Agreement and the Warrant Certificates;

(vii)

ensure that at all times prior to the expiry of the Warrants, sufficient Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Warrants and the Warrant Shares, upon issuance in accordance with the terms of the Warrant Certificates, shall be issued as fully paid and non-assessable securities of the Company;

(viii)

ensure  that  the  Broker  Warrants,  upon  issuance,  shall  be  duly  and  validly  created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Broker Warrant Certificates;

(ix)

ensure that at all times prior to the expiry of the Broker Warrants, sufficient Broker Unit Shares are allotted and reserved for issuance upon the due and proper exercise of the Broker Warrants and the Broker Unit Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly issued as fully paid and non-assessable securities of the Company;

(x)

ensure that the Broker Unit Warrants are authorized for issuance and upon issuance, shall be duly and validly created and issued and shall have the attributed corresponding in all material respect to the description thereof set forth in this Agreement and the certificates representing the Broker Unit Warrants;

(xi)

ensure that at all times prior to the expiry of the Broker Unit Warrants, sufficient Broker Unit Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Broker Unit Warrants and the Broker Unit Warrant Shares, upon issuance in accordance with the terms of the certificates representing the Broker Unit Warrants, shall be duly issued as fully paid and non-assessable securities of the Company;

(xii)

use its commercially reasonable best efforts to ensure that the Unit Shares, Warrant Shares, Broker Unit Shares and Broker Unit Warrant Shares are conditionally approved for listing and trading on the TSX-V on or prior to the Closing Date and remain listed for trading on the TSX-V for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed on the TSX-V so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or holders of the requisite percentage of outstanding Common Shares have  approved  the  transaction  in  accordance  with  the  requirements  of  applicable corporate laws and the policies of the TSX-V;

(xiii)

execute and file with the Securities Regulators and the TSX-V all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the policies of the TSX-V in the time required by the applicable Securities Laws and the policies of the TSX-V, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriter pursuant to the closing conditions set forth in Section 6 hereof, as are required to be filed by the Company;

(xiv)

forthwith following Closing, repay all interest-bearing debt owed by the Company as at the date hereof and obtain a full and final release from each lender in respect of such interest-bearing debt;

(xv)

not incur any interest bearing debt or directly or indirectly enter into any arrangements that provide for the conversion of  any debt into securities of the Company for a period of two  years  following  the  Closing  Date  without  the  prior  written  consent  of  the Underwriter, such consent not to be unreasonably withheld having regard to the Company’s financial circumstances at the time; for clarity, interest bearing debt does not include invoices for trade payables; and

(xvi)

forthwith upon settling the proposed exploration programs to be entered into using the proceeds of the Offering, apply for and ensure that it and its subsidiaries obtain all Environmental Permits necessary for any proposed exploration programs of the Company and its subsidiaries to which the proceeds of the Offering will be applied.

(b)

The Underwriter hereby covenants and agrees:

(i)

to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to the Underwriter, including, without limitation, that it, and each of the sub-agents engaged by it, will be properly registered in the appropriate category of registration in the applicable Selling Jurisdictions to conduct the activities contemplated to be conducted by it, and by the each of the sub-agents, as applicable, in connection with the Offering; and

	(ii)	to and obtain from each Purchaser a completed and executed Subscription Agreement
(including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to
3.	(a)	the Company and the Underwriter. Material Changes During Distribution. During the period from the date of the

Engagement Letter to the Closing Date, the Company shall promptly notify the Underwriter (and, if requested by the Underwriter, confirm such notification in writing) of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company which would constitute a material change to, or a change in a material fact concerning the Company, or any other change which is of such a nature.

During the period from the date of the Engagement Letter to the Closing Date, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws as a result of such change.  During such period the Company shall in good faith discuss with the Underwriter any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriter pursuant to this Section 3.

(b)        Press  Releases.     The  Company  agrees  that  it  shall  obtain  prior  approval  of  the Underwriter as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld or delayed. In addition, if required by the relevant Securities Laws, any press release announcing or otherwise referring to the Offering shall include an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States.”

4.          (a)        Representations  and  Warranties  of  the  Company.   The  Company represents  and warrants to the Underwriter and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Offered Securities, that:

4.1.1     General Matters

(a)

the Company (i) has been incorporated under the Act and is and will at the Closing Time be up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Securities and to enter into and carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates;

(b)

the Company has no material subsidiaries, other than Cream Mexico;

(c)

Cream Mexico (i) has been incorporated under its governing corporate statute and is and will at the Closing Time be up-to-date in all material corporate filings and in good standing under such governing corporate statute; and (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets;

(d)

no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or its subsidiaries;

(e)

each of the Company and Cream Mexico are in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have an adverse material effect on the Company and will at the Closing Time be valid, subsisting and in good standing;

(f)

the authorized capital of Cream Mexico consists of 36,010 shares, of which 36,009 shares are registered in the name of the Company and one share is registered in the name of Ferdinand Holcapek, in trust for the Company, and the Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of Cream Mexico free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever;

(g)

all necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to (i) validly issue the Unit Shares on Closing as fully paid and non-assessable Common Shares; (ii) validly create, authorize and issue the Warrants on Closing; (iii) allot, reserve and authorize the issuance of Warrant Shares, as fully paid and non-assessable securities of the Company upon the due exercise of the Warrants in accordance with the terms of the Warrant Certificates; (iv) validly create, authorize and issue the Broker Warrants on Closing; (v) allot, reserve and authorize the issuance of the Broker Unit Shares as fully paid and non-assessable securities of the Company upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates; (vi) validly create, authorize and issue the Broker Unit Warrants upon the due exercise of the Broker Unit Warrants in accordance with the terms of the certificates representing the Broker Unit Warrants; and (vii) allot, reserve and authorize the issuance of the Broker Unit Warrant Shares as fully paid and non-assessable securities of the Company upon the due exercise of the Broker Unit Warrants in accordance with the terms of the certificates representing the Broker Unit Warrants;

(h)

each of the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute  valid  and  binding  obligations  of  the  Company,  enforceable  against  the Company in accordance with its terms, provided that enforcement thereof may be limited by  laws  affecting  creditors’  rights  generally,  that  specific  performance  and  other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (British Columbia);

(i)

at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement,  the  Subscription  Agreements,  the  Warrant  Certificates  and  the  Broker Warrant Certificates, the issuance and sale of the Offered Securities, the creation and issuance of the Warrants and the Broker Warrants, the issuance and sale of the Warrant Shares, the Broker Unit Shares and the Broker Unit Warrants, and the Broker Unit Warrant Shares upon exercise of the Warrants, the Broker Warrants and the Broker Unit Warrants, respectively, and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame after Closing pursuant to applicable Securities Laws;

(j)         the Company is not in default or breach of, and the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Certificates and Broker Warrant Certificates and the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares and the Broker Unit Warrants, and the Broker Unit Warrant Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including Securities  Laws  and  the  securities  laws  of  any  other  Selling  Jurisdiction;  (B)  the constating documents, articles or any resolutions of the shareholders or directors of the Company which remains in effect at the date of hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company or the properties or assets of the Company;

(k)

the Unit Shares to be issued and sold under the Offering have been, or prior to the Closing Time will be, authorized and reserved for issuance and when certificates representing the Unit Shares have been countersigned by the Transfer Agent, issued, delivered and paid for, the Unit Shares will be validly issued and fully paid and non- assessable;

(l)

the Warrants and Broker Warrants to be issued under the Offering have been, or prior to the Closing Time will be, validly created and authorized for issuance and when the Warrant Certificates and Broker Warrant Certificates have been executed, issued and delivered by the Company, the Warrants and Broker Warrants will be validly issued;

(m)

the authorized capital of the Company consists of an unlimited number of Common

Shares without par value, of which, as of the close of business on December 20, 2010,

102,577,345 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(n)

the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs,  operations,  assets,  liabilities  (contingent  or  otherwise)  or  prospects  of  the Company or Cream Mexico;

(o)

the Common Shares are listed and posted for trading on the TSX-V and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Units or the issuance of the Broker Warrants or the trading of any of the Company’s issued  securities  has  been  issued  and  no  proceedings  for  such  purpose  has  been threatened or, to the best knowledge of the Company, are pending;

(p)

the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX-V and the Company is currently in material compliance with the rules and regulations of the TSX- V;

(q)

except as referred to in Schedule “A” hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(r)

no person now has any agreement or option or right or privilege (whether at law, pre- emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of Cream Mexico;

(s)

since March 31, 2010, the Company has carried on its consolidated business in the ordinary course, and except as disclosed in the Public Disclosure Documents:

(i)

there has not been any material change in the consolidated assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company; and

(ii)

there has not been any material change in the capital stock or long-term debt of the Company;

(t)

the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010 and the unaudited consolidated interim financial statements for the six- month period ended September 30, 2010 (the “Financial Statements”), present fairly, in all material respects, the financial condition of the Company for the periods then ended and have been prepared in accordance with Canadian generally accepted accounting principles;

(u)

there  are  no  material  off-balance  sheet  transactions,  arrangements  or  obligations (including contingent obligations) of the Company with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company on a consolidated basis;

(v)

the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(w)

there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company) that have commenced or that have been threatened against, or to the best knowledge of the Company, that are pending against the Company or its subsidiaries or any of their properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(x)

the Company is, and will at the Closing Time be, a “reporting issuer”, not included in a list  of  defaulting  reporting  issuers  maintained  by  the  Securities  Regulators  in  the Provinces of British Columbia and Alberta and in particular, without limiting the foregoing, the Company has at all times materially complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report has not been filed with the Securities Regulators;

(y)

all filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change report with any Securities Regulators that is still maintained on a confidential basis;

(z)

the auditors of the Company, are independent public accountants as required by the

Securities Laws;

(aa)

there has not been any “reportable event” (within the meaning of National Instrument 51-

102 – Continuous Disclosure Obligations of the Canadian Securities Administrators)

with the present or any former auditor of the Company;

(bb)

there is not, in the constating documents or in any Debt Instrument, Material Agreement, or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(cc)

the Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or its subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company or its subsidiaries;

(dd)

except as disclosed in Schedule “C” hereto and subject to Subsection 2(a)(xiv), other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten);

(ee)

the  Company  is  not  a  party  to  any  agreement,  nor  is  the  Company  aware  of  any agreement, which in any manner affects the voting control of any of the securities of the Company;

(ff)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and its subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact with respect to the Company or result in an adverse material change to the Company, on a consolidated basis. All tax returns, declarations, remittances and filings required to be filed by the Company and its subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings  are  complete  and  accurate  and  no  material  fact  or  facts  have  been  omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company or result in an adverse material change to the Company, on a consolidated basis. To the best of the knowledge of the Company, no examination of any tax return of the Company or its subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or its subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or result in an adverse material change to the Company, on a consolidated basis;

(gg)

other than in respect of the Lang Loan, neither the Company, nor to the best of the Company’s knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or its subsidiaries or such other person under any Debt Instrument or Material Agreement and all such contracts are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company or its subsidiaries or, to the best of the Company’s knowledge, any other party;

(hh)

the Company will use its commercially reasonable best efforts to obtain the necessary regulatory acceptance from the TSX-V for the issue and sale of the Offered Securities, the issuance of the Broker Warrants and the listing of the Unit Shares, Warrant Shares, Broker Unit Shares and Broker Unit Warrant Shares hereunder on such conditions as are acceptable to the Underwriter and the Company, acting reasonably;

(ii)

the Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(jj)

none of the directors, officers or employees of the Company, any known holder of more than ten percent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company or its subsidiaries which, as the case may be, materially affected, is material to or will materially affect the Company, on a consolidated basis;

(kk)

other  than  the  Underwriter  (or  any  members  of  its  selling  group)  pursuant  to  this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(ll)

except as disclosed in its Public Disclosure Documents, neither the Company nor its subsidiaries are a party to any Debt Instrument with any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

(mm)

the assets of the Company and its subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give any notice or present any material claim thereunder;

(nn)

with respect to each of the Leased Premises, the Company and its subsidiaries occupy the Leased Premises and have the non-exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and its subsidiaries occupy the Leased Premises are in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases; and

(oo)

all information which has been prepared by the Company relating to the Company and its subsidiaries and their business, properties and liabilities and either publicly disclosed or provided to the Underwriter, including all financial, marketing, sales and operational information, and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

4.1.2

Due Diligence Matters

(a)

prior to the Closing Time, the Company will allow the Underwriter to conduct all due diligence which it may reasonably require;

(b)

the Company will promptly notify the Underwriter in writing if, prior to the Closing Time, there shall occur any material change or change in a material fact (in either case, whether  actual,  anticipated,  contemplated  or  threatened  and  other  than  a  change  or change in fact relating solely to the Underwriter) or any event or development involving a prospective material change or a change in a material fact or any other material change in any  or  all  of  the  business,  affairs,  operations,  assets  (including  information  or  data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company or its subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company on a consolidated basis or any other change which is of such a nature;

(c)

the Company will in good faith discuss with the Underwriter as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding  paragraph; and

(d)

the excerpts from the minute books and records of the Company and Cream Mexico which the Company and Cream Mexico have made available to the Underwriter and their counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company and Cream Mexico for the two year period prior to the date hereof, are all of the minutes and resolutions of the Company and Cream Mexico for such periods  and  contain  copies  of  all  constating  documents,  including  all  amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

4.1.3   Mining and Environmental Matters

(a)

the Material Property is comprised of the claims as set forth in Schedule "B" attached hereto, and all such claims are valid and in good standing;

(b)

Cream Mexico holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Property is located under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Cream Mexico to access the Material Property and explore the minerals relating thereto and produce therefrom; all such property, leases or claims and all property, leases or claims in which Cream Mexico has any interests or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; Cream Mexico has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property as described in the Public Disclosure Documents granting Cream Mexico the right and ability to access the property and explore for minerals and produce therefrom as are appropriate in view of their  respective  rights  and  interests  therein,  with  only  such  exceptions  as  do  not materially interfere with the access and use by Cream Mexico of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of Cream Mexico;

(c)

with respect to the claims as set forth in Schedule "B" attached hereto in which Cream Mexico is the absolute legal and beneficial owner, Cream Mexico has good and marketable title free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever;

(d)

any and all of the agreements and other documents and instruments pursuant to which the Company or Cream Mexico hold any interest in the Material Property and assets related thereto (including any option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, Cream Mexico is not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. None of the properties constituting the Material Property (or any option agreement or any interest in, or right to earn an interest in, any such properties) are subject to any right of first refusal or purchase or acquisition rights in favour of third parties, commission, royalty, license fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the Public Disclosure Documents;

(e)

there are no claims with respect to native rights currently threatened or, to the best knowledge of the Company, pending with respect to the Material Property;

(f)

the Company and its subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and  orders,  directives  and  decisions  applicable  to  the  Company  and  its  subsidiaries rendered by any ministry, department or administrative or regulatory agency, domestic or foreign having jurisdiction, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(g)

the Company and its subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business as presently carried on by the Company and its subsidiaries, and  each  Environmental  Permit  is  valid,  subsisting  and  in  good  standing  and  the Company and its subsidiaries, as applicable, are not in material default or breach of any Environmental Permit and no proceeding has been threatened, or to the best knowledge of the Company, is pending to revoke or limit any Environmental Permit;

(h)

neither the Company nor its subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which any of them own or lease or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(i)

neither  the  Company,  nor  to  the  knowledge  of  the  Company,  if  applicable,  any predecessor companies, have received any notice of, or been prosecuted for an offence alleging non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company, nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor has the Company received notice of any of the same;

(j)         there  are  no  (i)  unresolved,  (ii)  threatened,  and  (iii)  to  the  best  of  the  Company’s knowledge, pending, claims, complaints, notices or requests for information received by the Company or its subsidiaries with respect to any alleged material violation of the Company or its subsidiaries of any law, statute, order, regulation, ordinance or decree; and, to the best of the Company’s knowledge, no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or its subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any materially adverse effect with respect to the Company, on a consolidated basis;

(k)

except as ordinarily or customarily required by applicable permits, neither the Company nor its subsidiaries have received any notice wherein it is alleged or stated that the Company or its subsidiaries are potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor its subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(l)

all  exploration  and  mining  operations  on  the  properties  of  the  Company  and  its subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with;

(m)

there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or its subsidiaries except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course; and

(n)

the  Company  is  in  compliance  with  the  provisions  of  National  Instrument  43-101– Standards of Disclosure for Mineral Projects, and has filed all technical reports required thereby.

4.1.4

Employment Matters

(a)

each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred  compensation,  severance  or  termination  pay,  insurance,  medical,  hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or its subsidiaries (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws;

(b)

all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company, on a consolidated basis; and

(c)

there  is  not  currently  any  labour  disruption  which  is  adversely  affecting  or  could adversely affect, in a material manner, the carrying on of the business of the Company, on a consolidated basis.

(b)        Representations  and  Warranties  of  the  Underwriter.  The  Underwriter  hereby represents and warrants to the Company and acknowledge that the Company is relying upon such representations and warranties, that:

(i)

in respect of the offer and sale of the Offered Securities, the Underwriter will comply with all Securities Laws;

(ii)

the Underwriter and its Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Securities in  any  newspaper,  magazine,  printed  media  of  general  and  regular  paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Securities whose attendees have been invited by any general solicitation or general advertising;

(iii)

the Underwriter has not and will not solicit offers to purchase or sell the Offered Securities so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction;

(iv)

the Underwriter will use its reasonable best efforts to obtain from each Purchaser an executed Subscription Agreement and all other applicable forms, reports, undertakings and documentation required under the Securities Laws or required by the Company, acting reasonably; and

(v)

the Underwriter is duly registered in the appropriate category pursuant to the provisions of the Securities Laws to conduct the activities contemplated to be conducted by it in connection with the Offering, and is duly registered or licensed as an investment dealer in those jurisdictions in which its is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Underwriter will act only through members of a selling group who are so registered or licensed.

5.          Closing Deliveries.  The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of DuMoulin Black LLP, Vancouver, British Columbia, or at such other place as the Underwriter and the Company may agree upon in writing. At the Closing Time, the Company shall deliver to the Underwriter in Toronto, Ontario: (a) certificates in definitive form representing the Unit Shares and Warrants issued to the Purchasers under the Offering registered in the names of the Purchasers as indicated on their respective Subscription Agreements and as directed by the Underwriter, against payment to the Company of the Aggregate Subscription Price therefor, in lawful money of Canada by certified cheque or bank draft payable at par in the City of Toronto, or by electronic money transfer; and (b) the Broker Warrant Certificates, registered to the Underwriter and/or members of its selling group, as directed by the Underwriter. The Underwriter shall be permitted at their option to deduct from the Aggregate Subscription Price payable to the Company, an aggregate amount equal to (i) the Commission; and (ii) the reasonable out-of-pocket costs and expenses of the Underwriter, including fees and disbursements of counsel to the Underwriter as set out in Section 9 herein, which amount for clarity shall be deducted from the proceeds of the sale of the Offered Securities.

6.         Closing Conditions.  Each Purchaser’s obligation to purchase the Offered Securities shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)        the Underwriter shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriter may agree, certifying in such capacity and not in their personal capacities for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)

the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii)

the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(b)        the Underwriter shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriter and its counsel, with respect to the articles of the Company, all resolutions of the board of directors (the “Board”) of the Company relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriter may reasonably request;

(c)        the Underwriter shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX-V required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(d)        the issuance (and listing, as applicable) of the Unit Shares, Warrants, Warrant Shares, Broker Warrants, Broker Unit Shares, Broker Unit Warrants and Broker Unit Warrant Shares shall have been conditionally accepted by the TSX-V;

(e)        the  Underwriter  shall  have  received  favourable  legal  opinions  addressed  to  the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter’s counsel acting reasonably, dated the Closing Date, from DuMoulin Black LLP, counsel to the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)

as to the incorporation and subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and authority of the Company to carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Certificates, the Broker Warrant Certificates and to issue the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares;

(ii)

as to the authorized and issued capital of the Company;

(iii)

the Company has all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(iv)

neither   the   execution   and   delivery   of   this   Agreement,   the   Subscription Agreements, the Warrant Certificates, and the Broker Warrant Certificates nor the performance by the Company of its obligations hereunder and thereunder, nor the sale or issuance of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares will conflict with any applicable law or result in any breach of the constating documents of the Company;

(v)

each of this Agreement, the Subscription Agreements, the Warrant Certificates and the Broker Warrant Certificates have been duly authorized and executed and delivered by the Company, and each constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi)

the Unit Shares have been issued as fully paid and non-assessable securities in the capital of the Company;

(vii)

the Warrants have been validly created and issued and the Warrant Shares have been reserved and authorized and allotted for issuance to the holders thereof and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Certificate, the Warrant Shares will be validly issued as fully paid and non-assessable securities of the Company;

(viii)

the Broker Warrants have been validly created and issued to the Underwriter and/or members of its selling group, as applicable, and the Broker Unit Shares and Broker Unit Warrants have been reserved and authorized and allotted for issuance to the holders thereof and, upon the due exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, the Broker Unit Shares will be validly issued as fully paid and non-assessable securities of the Company;

(ix)

the Broker Unit Warrant Shares have been reserved, authorized and allotted for issuance to the holders thereof and, upon the due exercise of the Broker Unit Warrants in accordance with the provisions of the certificates representing the Broker Unit Warrants, the Broker Unit Warrant Shares will be validly issued as fully paid and non-assessable securities of the Company;

(x)

the issuance and sale by the Company of the Unit Shares and Warrants to the Purchasers and the issuance of the Broker Warrants to the Underwriter in accordance  with  the  terms  of  this  Agreement  have  been  effected  in  such  a manner  as  to  be  exempt  from  the  prospectus  requirements  of  applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale, other than certain standard post-closing conditions imposed by the TSX-V set out in its conditional approval letter dated December 13, 2010;

(xi)

the  issuance  of  the  Warrant  Shares  upon  due  exercise  of  the  Warrants,  the issuance of the Broker Unit Shares upon the due exercise of the Broker Warrants and the issuance of the Broker Unit Warrant Shares upon the due exercise of the Broker Unit Warrants have been effected in such a manner as to be exempt from the prospectus requirements of applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and delivery;

(xii)

the first trade of the Unit Shares, the Warrants, and the Warrant Shares by the Purchasers or the Broker Unit Shares, Broker Unit Warrants or Broker Unit Warrant Shares by the Underwriter, as the case may be, will be a distribution (unless otherwise exempt under applicable Securities Laws), and will be subject to the prospectus requirements of applicable Securities Laws, unless a period of four (4) months and one (1) day has lapsed from the date of distribution of the securities, and certain other requirements of applicable Securities Laws have been met; and

(xiii)

such other matters as the Underwriter or its counsel may reasonably request;

(f)         the Underwriter shall have received certificates of status or similar certificate with respect to the jurisdiction which governs the Company;

(g)        the Underwriter shall have received a title report addressed to the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter’s counsel, acting reasonably, dated as of the Closing Date as to the status of title and registration of the claims comprising the Nuevo Milenio Project;

(h)        the  Underwriter  shall  have  received  a  favourable  legal  opinion  addressed  to  the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter’s counsel acting reasonably, dated the Closing Date, from local counsel to Cream Mexico, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of Cream Mexico, with respect to the following matters:

(i)

as to the incorporation and subsistence of Cream Mexico under its governing corporate statute and as to the corporate power;

(ii)

Cream Mexico has all requisite corporate power and capacity under the laws of its governing corporate statute to carry on its business as presently carried on and to own its properties and assets;

(iii)

as to the authorized and issued capital of Cream Mexico; and

(iv)

as to the registered ownership of the issued and outstanding shares and any convertible securities of Cream Mexico;

(i)         the  Subscription  Agreements  shall  have  been  executed  and  delivered  by  the  parties thereto in form and substance satisfactory to the Underwriter and its counsel, acting reasonably;

(j)         the Company shall cause the Transfer Agent to deliver a certificate as to the issued and outstanding Common Shares as at the close of business on the day prior to the Closing Date;

(k)

at Closing, the Company shall have appointed the Underwriter’s director nominee to the

Board; and

(l)         the Underwriter shall, in its sole discretion, and acting reasonably, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company.

7.

Underwriter’s Option and Underwriter’s Option Closing

(a)        The Underwriter’s Option may be exercised, in whole or in part, by the Underwriter, in its sole discretion, at any time by delivering to the Company written notice of exercise (the “Underwriter’s Option Notice”), setting out the number of Additional Unit to be purchased by the Underwriter, which notice must be received by the Company not later than 4:30 p.m. (Pacific time) on the third Business Day prior to the Closing Date. Upon furnishing of the Underwriter’s Option Notice, the Underwriter will be committed to purchase and the Company will be committed to issue and sell in accordance  with  and  subject  to  the  provisions  of  this  Agreement,  the  number  of  Additional  Units indicated in the Underwriter’s Option Notice. Additional Units may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Offered Securities and for market stabilization purposes permitted pursuant to Securities Laws.

(b)        In the event that the Underwriter’s Option is exercised by the Underwriter and any of the Additional  Units  are  purchased  by  the  Underwriter,  the  closing  of  the  purchase  and  sale  of  such Additional  Units  shall  be  held  on  the  Closing  Date  in  accordance  with  Sections  5  and  6  of  this Agreement.

(c)        The closing of the Underwriter’s Option shall be conditional upon the satisfaction of the conditions set forth in Section 6 of this Agreement as at Closing Time.

8.          Rights of Termination

(a)        Due Diligence Out.   In the event that the Underwriter (or any one of them) are not satisfied, acting reasonably, with the results of the due diligence review and investigation of the Company conducted by the Underwriter, the Underwriter (or any one of them) shall be entitled, at their sole discretion and in accordance with Subsection 8(g) of this Agreement, to terminate their obligations under this  Agreement  (and  the  obligations  of  the  Purchasers  arranged  by  them  to  purchase  the  Offered Securities) by notice to that effect given to the Company any time prior to the Closing Time.

(b)        Litigation.    If  at  any  time  prior  to  the  Closing  Time,  any  inquiry,  action,  suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct and including any inquiry or investigation by any securities commission or the TSX-V) is commenced, announced or threatened in relation to the Company or any of the officers or directors of the Company or any of its principal securityholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the TSX-V or securities commission, which involves a finding of wrongdoing (other than one based solely upon the activities or alleged activities of the  Underwriter),  the  Underwriter  shall  be  entitled,  at  its  sole  discretion  and  in  accordance  with Subsection 8(g) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Securities) by notice to that effect given to the Company any time prior to the Closing Time.

(c)        Disaster Out.  In the event that prior to the Closing Time, there should develop, occur or come into effect any event of any nature, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Underwriter, acting reasonably, materially adversely affects, or will materially adversely affect, the financial markets generally or the business, affairs or operations of the Company taken as a whole, or the market price or value of the Common Shares, the Underwriter shall be entitled at its sole discretion, in accordance with Subsection

8(g) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the

Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time.

(d)        Change in Material Fact.   In the event that prior to the Closing Time, there is in the opinion of the Underwriter acting reasonably, a material adverse change or a change in a material fact or a new or undisclosed material fact in relation to the Company shall arise or be discovered, which, in the sole opinion of the Underwriter (or any one of them), acting reasonably, has or would be expected to have a material adverse effect on the business or affairs of the Company or on the market price or value of the Common Shares, the Underwriter shall be entitled, at its sole discretion, in accordance with Subsection 8(g), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time.

(e)        Non-Compliance With Conditions. In the event that the Company is in breach of a material term, condition or covenant of this Agreement or the Subscription Agreements, or any representation or warranty given by the Company to the Underwriter becomes or is false in any material respect, the Underwriter shall be entitled, at its sole discretion, in accordance with Subsection 8(g), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Securities) by notice to that effect given to the Company at or prior to the Closing Time. The Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriter only if the same is in writing and signed by it.

(f)         Cease Trade Order.   In the event that any order, action or proceeding which ceases trades or otherwise operates to prevent or restrict trading in securities of the Company is made or threatened by a Securities Regulator, the Underwriter shall be entitled, at its sole discretion, in accordance with Subsection 8(g) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time.

(g)

Exercise of Termination Rights. The rights of termination contained in Subsections

8(a), (b), (c), (d), (e) and (f) above may be exercised by the Underwriter and are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-

compliance  by  the  Company  in  respect  of  any  of  the  matters  contemplated  by  this  Agreement  or otherwise. In the event of any such termination by the Underwriter, there shall be no further liability on the part of the Underwriter  to the Company or on the part of the Company to the Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination.

9.          Expenses.  Whether or not the sale of the Offered Securities shall be completed, the Company will pay all reasonable expenses of the Underwriter in connection with the Offering and the reasonable fees and expenses of legal counsel to the Underwriter (to a maximum of $50,000 in respect of such legal fees, exclusive of disbursements and HST). All such fees and expenses of the Offering shall be payable by the Company on the Closing Date.

10.       Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriter or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriter and the Purchasers for a period of two years following the Closing Date. The representations, warranties, covenants and agreements of the Underwriter herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing.

11.        Indemnity.

The Company (the “Indemnitor”) hereby agrees to indemnify and hold the Underwriter and/or any of its Affiliates and subsidiaries (for the purposes of this Section 11, collectively, the “Underwriter”) and each and every one of the directors, officers, employees, consultants and shareholders of the Underwriter (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses, claims, actions, damages or liabilities, joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the fees and expenses of their counsel that may be incurred  in  advising  with  respect  to  and/or  defending  any  claim  that  may  be  made  against  the Underwriter) excluding loss of profits or opportunity, to which the Underwriter and/or any Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise on demand insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriter and any Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)

the Underwriter or any Personnel has been grossly negligent or dishonest or has committed any fraudulent act or engaged in willful misconduct in the course of such performance or has breached any material provision of this Agreement or any laws; and

(b)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed were caused by the gross negligence, dishonesty, fraud, willful misconduct or material breach of Agreement referred to in (a).

The Indemnitor hereby agrees to waive any right it may have of first requiring the Underwriter and/or any Personnel to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming under this indemnity.

If for any reason (other than the occurrence of any of the events itemized in (a) and (b) above), the foregoing indemnification is unavailable to the Underwriter and/or any Personnel or insufficient to hold any of them harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriter and/or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriter on the other hand, but also the relative fault of the Indemnitor and the Underwriter, as well as any other relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriter as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the consideration received by the Underwriter pursuant to this Agreement.

The Indemnitor agrees that in case (i) any legal proceeding shall be brought against the Indemnitor and/or the Underwriter or any Personnel by any governmental commission or regulatory authority or any stock exchange; or (ii) an entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Underwriter, and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriter, the Underwriter shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by Personnel in connection therewith on a per diem basis based on normal consulting fees) and out-of-pocket expenses incurred by Personnel in connection therewith shall be paid by the Indemnitor as they occur on demand by the Underwriter.

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriter or any Personnel or after receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter will notify the Indemnitor in writing of the commencement thereof and the Indemnitor shall undertake the investigation and defense thereof on behalf of the Underwriter and/or any Personnel, as applicable, including the prompt employment of counsel reasonably acceptable to the Underwriter or the applicable Personnel affected and the payment of all reasonable expenses. Failure by the Underwriter to so notify the Indemnitor shall not relieve the Indemnitor of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Indemnitor or material impairment of its substantive rights or defences. The Indemnitor shall, throughout the course of any investigation as contemplated herein, provide copies of all relevant documentation to the Underwriter, will keep the Underwriter advised of the progress thereof and will discuss with the Underwriter all significant actions proposed.

No admission of liability and no settlement of any action shall be made without the prior written consent of the Indemnitor and the Underwriter or the Personnel affected, such consent not to be unreasonably withheld or delayed.

Notwithstanding that the Indemnitor shall undertake the investigation and defence of any action, the Underwriter or the Personnel affected shall have the right to employ separate counsel in any such action and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Underwriter or the Personnel affected unless (a) employment of such counsel has been authorized by the Indemnitor; (b) the Indemnitor shall not have assumed the defence of the action within a reasonable period of time after receiving notice of the action; (c) the named parties to any such action include both the Indemnitor and the Underwriter or any Personnel and the Underwriter or the affected Personnel shall have been advised by counsel that there may be a conflict of interest between the Indemnitor and the Underwriter or the affected Personnel, as the case may be; or (d) there are one or more legal defences available to PowerOne or the affected Personnel which are different from or in addition to those available to the Indemnitor.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Underwriter and the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal  representatives  of  the  Indemnitor,  the  Underwriter  and  any  Personnel.  The  Indemnitor constitutes the Underwriter as trustee for the other indemnified parties as contemplated herein of the covenants of the Indemnitor under this Section 11 and the Underwriter hereby agrees to accept such trust and to hold and enforce such covenants on behalf of such persons. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

12.        Advertisements.  The Company acknowledges that the Underwriter shall have the right, subject always to Subsections 1(a), 1(c) and 4(b) of this Agreement, to publish, at their own expense, after giving the Company a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided hereunder in such newspaper or other publications as the Underwriter may consider desirable or appropriate, and as may be permitted by applicable law, including applicable Securities Laws, and shall further be permitted to post such advertisements or announcements on their websites. The Company and the Underwriter each agree that they will not make or publish any advertisement or announcement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable Securities Laws not being available.

13.        Underwriter’s Commission.  In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Company shall pay the Underwriter a cash commission equal to 8.0% of the gross proceeds realized by the Company in respect of the Offered Securities sold pursuant to the Offering (the “Commission”). As additional consideration, the Company shall also issue to the Underwriter that number of non-transferable broker warrants (the “Broker Warrants”), registered   as directed by the Underwriter, that is equal to 10.0% of the number of Offered Securities sold pursuant to the Offering. Each Broker Warrant shall be exercisable to acquire one Unit (a ”Broker Unit”) at an exercise price of $0.16 per Broker Unit at any time in whole or from time to time in part until the date that is 24 months from the Closing Date. Each Broker Unit shall consist of one Common Share (a “Broker Unit Share”) and one Warrant (a “Broker Unit Warrant”). Each Broker Unit Warrant shall entitle the holder thereof to acquire one additional Common Share (a “Broker Unit Warrant Share”) at a price of $0.24 per Broker Unit Warrant Share until the date which is 24 months from the Closing Date, provided that, if after four months and one day following the Closing Date the Common Shares are traded on the TSX-V, or other stock exchange on which the Common Shares are traded, at a closing price in excess of $0.60 per share for 20 consecutive trading days, the Broker Unit Warrants will expire on the earlier of the expiry date and 4:30 p.m. (Pacific time) on the date which is 30 calendar days after the Company provides written notice to the holders of the Broker Unit Warrants, in the manner provided in the certificate representing the Broker Unit Warrants, that the Acceleration Event has occurred. The obligation of the Company to pay the Commission and execute and deliver the Broker Warrant Certificates shall arise at the Closing Time.

14.        Right of First Refusal. The Company hereby grants the Underwriter a right of first refusal to act as lead agent or underwriter or advisor in any equity financing of the Company, or any take-over bid, merger or acquisition transaction undertaken by the Company during the 12 month period following the Closing Date, provided that the board of directors of the Company and any special committee shall be entitled to engage other advisors as they deem necessary, acting reasonably, to fulfill their statutory and fiduciary obligations. The Company shall provide a notice (the “ROFR Notice”) to the Underwriter of the proposed substantive terms of such transaction in reasonably sufficient detail as to allow the Underwriter to evaluate the proposed transaction. For a period of 5 Business Days following receipt of the ROFR Notice, the Underwriter shall have the right to exercise its right of first refusal. If the Underwriter does not provide written notice to the Company of the exercise of its right of first refusal within 5

Business Days following receipt of the ROFR Notice, the Underwriter shall be deemed to have waived its right of first refusal in respect of the transaction described in the ROFR Notice. Failure to reply in respect of  any  one  ROFR  Notice  or  a  negative  response  to  any  one  ROFR  Notice  will  not  terminate  the obligations hereunder for the balance of the 12 month period.

15.        Notices.     Unless  otherwise  expressly  provided  in  this  Agreement,  any  notice  or  other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)

If to the Company, to it at: Cream Minerals Ltd.

1400-570 Granville St.

Vancouver, BC  V6C 3P1

Attention:

Michael O’Connor, President and Chief Executive Officer

Fax Number:

(604) 687-4212

with a copy, which shall not constitute notice to the Company hereunder, to: DuMoulin Black LLP

10th Floor, 595 Howe Street

Vancouver, BC V6C 2T5

Attention:

Mary P. Collyer

Fax Number:

(604) 687-3635

(b)

If to the Underwriter, to (on behalf of the Underwriter): PowerOne Capital Markets Limited

130 King Street West, Suite 2500

Toronto, ON  M5X 1A9

Attention:

Albert Contardi

Facsimile Number:

(416) 362-7360

with a copy, which shall not constitute notice to the Underwriter hereunder, to: Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON  M5H 3C2

Attention:

Jay Goldman

Fax Number:

(416) 644-9337

or to such other address as either of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

16.        Time of the Essence. Time shall, in all respects, be of the essence hereof.

17.        Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

18.        Headings.   The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

19.        Singular and Plural, etc.  Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

20.        Entire Agreement.   This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and the Underwriter dated as of December 8, 2010 in respect of the Offering. This Agreement may be amended or modified in any respect by written instrument only.

21.        Severability.   The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22.        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

23.        Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriter and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by either party without the written consent of the others.

24.        Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

25.        Effective Date.  This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

26.        Counterparts and Facsimile.  This Agreement may be executed in any number of counterparts by original, facsimile or other form of electronic signature, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriter.

Yours very truly,

POWERONE CAPITAL MARKETS LIMITED

Per: (signed) “Albert Contardi”

Authorized Signatory

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 21st day of December, 2010.

CREAM MINERALS LTD.

Per: (signed) “Michael O'Connor”

Authorized Signatory

SCHEDULE “A”

This  is  Schedule  “A”  to  the  underwriting  agreement  dated  as  of  December  21,  2010  between the

Company and the Underwriter.

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

Options

Grant Date	Number	Exercise Price	Expiry Date
June 12, 2006	100,000	$0.50	June 12, 2011
January 29, 2007	310,000	$0.53	January 29, 2012
April 18, 2007	1,436,500	$0.50	April 18, 2012
December 4, 2007	150,000	$0.50	December 4, 2012
February 12, 2009	1,825,000	$0.12	February 12, 2014
	3,821,500

Warrants

Grant Date	Number	Exercise Price	Expiry Date
January 28, 2009	9,025,400	$0.20	January 28, 2011
April 13, 2010	9,427,071	$0.10/$0.15	April 13, 2011/12
	18,452,471

SCHEDULE “B”

This  is  Schedule  “B”  to  the  underwriting  agreement  dated  as  of  December  21,  2010  between the

Company and the Underwriter.

LIST OF CLAIMS COMPRISING THE NUEVO MILENIO PROJECT

Name of the lot:

NUEVO MILENIO FRACCION I Title number:

225967

Titleholder: Cream Minerals de México, S.A. de C.V.

Type of concession:

Mining

Surface (hectares):

2560.0630

Municipality: Xalisco and Santa María del Oro, Nayarit

Term of the concession: From November 15, 2005, through February 19, 2051

Registration data of the concession:

Book:

Mining Concessions

Volume:

353

Page:

154

Number:

307

Name of the lot:

NUEVO MILENIO FRACCION II Title number:

212959

Titleholder: Cream Minerals de México, S.A. de C.V.

Type of concession:

Mining

Surface (hectares):

4.1459

Municipality:

Xalisco, Nayarit, Santa María del Oro, Nayarit

Term of the concession: From February 20, 2001, through February 19, 2051

Registration data of the concession:

Book:

Mining Concessions

Volume:

317

Page:

130

Number:

259

Name of the lot:

PANCHO FRACC. I Title number:

234832

Titleholder:

Cream Minerals de México, S.A. de C.V.

Type of concession:

Mining

Surface (hectares):

23.6754

Municipality:

Xalisco, Nayarit

Term of the concession:

From August 28, 2009, through August 27, 2059

Registration data of the concession:

Book:

Mining Concessions

Volume:

378

Page:

86

Number:

172

Name of the lot:

PANCHO FRACC. II Title number:

234833

Titleholder:

Cream Minerals de México, S.A. de C.V.

Type of concession:

Mining

Surface (hectares):

23.4476

Municipality:

Xalisco, Nayarit

Term of the concession:

From August 28, 2009, through August 27, 2059

Registration data of the concession:

Book:

Mining Concessions

Volume:

378

Page:

87

Number:

173

Name of the lot:

PANCHO FRACC. III Title number:

234834

Titleholder:

Cream Minerals de México, S.A. de C.V.

Type of concession:

Mining

Surface (hectares):

1.2160

Municipality:

Xalisco, Nayarit

Term of the concession:

From August 28, 2009, through August 27, 2059

Registration data of the concession:

Book:

Mining Concessions

Volume:

378

Page:

87

Number:

174

SCHEDULE “C”

This  is  Schedule  “C”  to the  underwriting  agreement  dated  as  of  December  21,  2010  between  the

Company and the Underwriter.

The Company will make the following payments from the proceeds of the Offering pursuant to the following Debt Instruments and Material Agreements:

Amounts in respect of settlement of the debt and accrued interest pursuant to the terms of the Lang Loan and subsequent advances from Frank Lang	$448,622

Amounts in respect of management, administrative, geological and other services provided by Quorum Management and Administrative Services Inc. (“Quorum”) pursuant to the terms of the Shareholder and Operating Agreement between the Company and Quorum dated as of August 3, 2001	$281,934